

December 17, 2012

<u>Via E-mail</u>
Sachin Adarkar
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

  Re: Prosper Marketplace, Inc.
    Form 10-K for the Year Ended December 31, 2011
    Filed March 30, 2012
    File No. 333-147019

Dear Mr. Adarkar:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathryn McHale

      Kathryn McHale
      Senior Staff Attorney